Stellar Acquisition III Inc.

c/o Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas

New York, NY 10105

October 9, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Office of Information Technologies and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Folake Ayoola, Special Counsel

Re:	Stellar Acquisition III Inc.

Amendment No. 2 to Registration Statement on Form S-4

Filed August 15, 2018

File No. 333-224227

Dear Ms. Ayoola:

Stellar Acquisition III Inc. (the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 2, 2018 (the “Comment Letter”) regarding Amendment No. 2 to our Registration Statement on Form S-4 (the “Registration Statement”). For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Comment Letter, with the Staff’s comments presented in bold font type. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement.

This letter supplements our response letter and Amendment No. 3 to the Registration Statement previously filed on October 2, 2018.

Information About Phunware

PhunCoin, page 191

1.	We note your response to prior comments 13 and 14 of our letter dated July 19, 2018. We believe that the Phuncoin were sold when the investors purchased the Series F Phuncoin Rights and the Rights and such Phuncoin, when issued, will be restricted securities. In this regard, the Phuncoin to be held by these investors are not eligible to be registered for issuance and may only be registered for resale on behalf of the holders. Please revise your disclosure as follows:

●	Reflect that the Phuncoin has already been sold to the investors of the Series F PhunCoin Rights and the Rights, that the Phuncoin are restricted as to transfer, and that any resale by such holders must be made pursuant to an exemption from registration or pursuant to an effective resale registration statement.

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●	To the extent that the Phuncoin to be issued to these investors may be included in a subsequent Regulation A offering as resales, discuss, if known at this point, any impact that including such Phuncoins may have on the amount of capital that may be raised.

Response: Phunware has advised the Company that it acknowledges the Staff’s comments, and accepts the Staff’s conclusion that the Phuncoin were sold when the investors purchased the Series F Phuncoin Rights and the Rights and such Phuncoin, when issued, will be restricted securities. That conclusion is consistent with the Token Rights Agreement and the offering documentation whereby investors were advised that only the first $15 million of PhunCoin would be qualified as part of the potential Regulation A offering. Such amount was set in recognition of the limitation in Regulation A on the amount of securities that may be qualified on behalf of “selling securityholders”, which limits such securities to 30% of the amount offered.

Phunware will revise the Registration Statement to include the Staff’s additional disclosures. See page 198 in the proposed revised page to the Registration Statement that is attached to this letter as Appendix I and will be included in the next amendment of the Registration Statement.

Phunware respectfully notes that the PhunCoin to be issued to the holders of the Series F PhunCoin Rights and the Rights will not have any material impact on the amount of capital that may be raised by Phunware’s subsidiary, although as discussed previously, Phunware’s plans with respect to future capital raising generally have not yet been formulated. This is due to the fact that (i) the Regulation A offering was never contemplated to initially be a means to raise capital but rather, the PhunCoin are being qualified to permit their issuance in exchange for data and services and (ii) Phunware expects to be able to access other sources of capital, which may include debt financing and equity financing through additional private placements, future Regulation A offerings or otherwise.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Jeffrey W. Rubin, Esq. at jrubin@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ George Syllantavos
George Syllantavos Co-Chief Executive Officer

cc:	Jeffrey W. Rubin, Esq.

Ellenoff Grossman & Schole LLP

Attachment – Appendix I

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Appendix I

Revisions to “PhunCoin” subsection (Page 198) of “Information About PhunCoin”

PhunCoin

We have formed a wholly-owned subsidiary, PhunCoin, Inc. (“PhunCoin Sub”) that will be the issuer of our PhunCoin. PhunCoin will be designed for use within the PhunCoin Ecosystem, which is intended to be a rewards marketplace and data exchange whereby users receive PhunCoin in exchange for their information and PhunCoin can be redeemed by users for goods and services. The PhunCoin Ecosystem is currently in the development stage and is intended to enhance and augment our current mobile application platform, which enables businesses to engage, manage and monetize the information collected by end users and our customers from our consumers.

We currently anticipate that our products and technologies will be enhanced through the creation of the PhunCoin Ecosystem, and that users in the new PhunCoin Ecosystem will fall into three basic categories:

●	Manufacturers, consumer product companies, marketing firms, brands and other sellers of goods and services. We generally refer to this group as our “customers.”

●	Individuals that provide personally identifiable information to us and our customers. We generally refer to this group as “consumers.”

●	Application developers that will include the PhunCoin software development kits into their applications and other software developers and engineers that will help create and maintain the PhunCoin Ecosystem. We generally refer to this group as “developers.”

We anticipate that, when the PhunCoin Ecosystem becomes operational, our customers will generally continue to pay us cash for use of our technology and our consumers and developers generally will receive PhunCoin in exchange for providing services and information to us and our customers.

In accordance with the Merger Agreement, PhunCoin Sub has commenced an offering to raise capital to fund the development and creation of the PhunCoin Ecosystem through the issuance of rights to receive future PhunCoin (the “Rights”). These Rights will only be issued to accredited investors pursuant to an offering under Rule 506(c) of Regulation D under the Securities Act of 1933, as amended (the “Securities Act”) that complies with know-your-customer (“KYC”), anti-money-laundering (“AML”) and accredited investor verification requirements.

Our current expectation is that the proceeds from the Rule 506(c) offering of Rights is anticipated to be used solely to fund development of the PhunCoin Ecosystem, with any additional amounts being used at the discretion of the Phunware or PhunCoin Sub. We currently estimate that the use of proceeds from the Rule 506(c) offering of Rights are anticipated to be used as follows:

●	35% — Sales & Marketing

●	35% — Research & Development

●	20% — Ecosystem Development

●	10% — General & Administrative

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PhunCoin will be a digital asset built and transacted on top of an existing blockchain technology. We do not intend to create our own blockchain technology. As a part of research and development, we expect to evaluate several blockchain technologies to determine which of these providers meet the design specifications we require to create the PhunCoin Ecosystem. We are currently evaluating the feasibility of potential solutions such as Ethereum, Stellar, Cardano and EOS. For each blockchain technology, we expect to conduct technical evaluations, performance evaluations, user testing, and other analyses in order to determine the best technology for the PhunCoin Ecosystem. In addition, we will only launch on a blockchain technology that will enable us to comply with the registration and other requirements of the federal and state securities laws and other applicable laws and regulations.

When the PhunCoin Ecosystem is operational (i.e., the “Token Generation Event”), which we expect will be approximately one year after the Rule 506(c) offering for Rights has closed, PhunCoin Sub intends to issue PhunCoin pursuant to an offering either registered or eligible for exemption from registration under the Securities Act. However, there is no assurance that the offering of PhunCoin will be registered or eligible for an exemption from registration under the Securities Act. PhunCoin will initially be issued to holders of the Rights and also to holders of Phunware’s Series F Preferred Stock who were also issued warrants that entitle them to receive PhunCoin if the Token Generation Event occurs. These PhunCoin will have the same terms, other than price, as the PhunCoin being issued to holders of the Rights.

For securities law purposes, Phuncoin is deemed to have already been sold to the holders of the Rights and the warrants with respect to the Series F Preferred Stock. This means that, if and when issued, such Phuncoin will be restricted as to transfer and that any resale by such holders must be made pursuant to an exemption from registration or pursuant to an effective resale registration statement. Phunware does not believe that the Phuncoin issued to holders of the Rights and Series F Preferred Stock warrants will have any material impact on the amount of capital PhunCoin Sub (or Phunware) may be able to raise for the purposes of creating and operating the PhunCoin Ecosystem or other future capital needs. This is because PhunCoin Sub (i) does not currently contemplate using the proposed Phuncoin offering, as described below, to raise capital (although it could determine to do that as well) but rather, to allow PhunCoin to be distributed in exchange for data and services and (ii) Phunware and the PhunCoin Sub expect to be able to access other sources of capital, which may include debt financings and equity financings through additional private placements, or other offerings (including the current Rule 506(c) private placement which is offering up to $100 million of Rights).

As described in greater detail below, we expect consumers to provide their personally identifiable information and data in exchange for PhunCoin, that has been registered or eligible from an exemption from registration under the Securities Act. The PhunCoin Ecosystem will assist customers by better informing brands through enriching data by consumers providing additional information to build a more complete consumer profile and/or by consumers participating in marketing campaigns.

Once our proposed PhunCoin offering is either registered with the SEC or eligible for an exemption from registration under the Securities Act, we expect to distribute PhunCoin to developers in exchange for services, i.e. for the inclusion of the PhunCoin software development kit (i.e. SDK) into the developers’ applications and for the application usage data they provide to the PhunCoin Ecosystem. We also intend to distribute PhunCoin to consumers in exchange for their agreements to provide certain benefits to us, including, but not be limited to, enriching their data with additional information and participating in marketing campaigns that will assist us to deliver increased value to customers.

At this time, we have not taken any action to list PhunCoin on a trading platform. We intend to list and allow trading of PhunCoin in the future, but only on those platforms that comply with all applicable federal and state securities laws. Currently, no such trading platforms exist.

PhunCoin is intended to be a digital asset that entitles the holder to access the PhunCoin Ecosystem that we are building and to use PhunCoin in exchange for goods and services in the PhunCoin Ecosystem. Both PhunCoin and the PhunCoin Ecosystem are currently under development and, therefore, the specific legal and economic rights have not been finalized. However, we do not expect that PhunCoin will have any governance, voting, dividend or other rights with respect to either PhunCoin Sub or us, and that we expect that all holders of PhunCoin will have the same rights.

Our core business is as a mobile application platform enabling our customers to utilize the platform to engage, manage and monetize their interaction with consumers. Today, this takes the form of software modules such as location-based services, analytics, content management, marketing automation, and other customer engagement

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